Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

ORBCOMM Inc.:

We consent to the use of our reports with respect to the consolidated balance sheets of ORBCOMM Inc. and subsidiaries as of December 31, 2011 and 2010 and the related consolidated statements of operations, cash flows, and changes in equity and comprehensive income (loss) for each of the years in the three-year period ended December 31, 2011, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of December 31, 2011, which reports appear in the December 31, 2011 annual report on Form 10-K of ORBCOMM Inc. and are incorporated by reference in the registration statement on Form S-3 of ORBCOMM Inc. and to the reference to our firm under the heading “Experts” in the prospectus.

/s/ KPMG LLP

New York, New York

April 16, 2012